UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68437

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CANNON SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

649 SOUTH MILLEDGE AVE., SUITE 6

(No. and Street)

Athens	GA	30605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kelly Dixon	(706) 548-3422	kelly.dixon@cannonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOORE, COLSON, & COMPANY P.C.

(Name – if individual, state last, first, and middle name)

600 Galleria Parkway SE, Suite 600	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)
10/11/2011		5486	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, KELLY DIXON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CANNON SECURITIES, INC. _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO/CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

CANNON SECURITIES, INC.

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition 1

Statement of Operations 2

Statement of Changes in Shareholder's Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5-8

Supplemental Information:

     Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 9

     Schedule II - Computation For Determination of Reserve
       Requirements Under SEC Rule 15c3-3 (Exemption) 10

     Schedule III - Information Relating to the Possession or Control
       Requirements Under SEC Rule 15c3-3 (Exemption) 11

Report of Independent Registered Public Accounting Firm -
     Review of the Exemption Report SEA Rule 17a-5(d)(4) 12

Exemption Report SEA Rule 17a-5-(d)(4) 13





MOORE COLSON
Envision More

600 Galleria Pkwy SE
Suite 600
Atlanta, GA 30339

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Cannon Securities, Inc.
Athens, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cannon Securities, Inc. as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cannon Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cannon Securities, Inc.'s management. Our responsibility is to express an opinion on Cannon Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cannon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Cannon Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cannon Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

moorecolson.com
information@moorecolson.com
770.989.0028



Auditor's Report on Supplemental Information (Continued)

In our opinion, the information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3- 3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cannon Securities, Inc.'s auditor since 2011.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 27, 2026

Cannon Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Current Assets:

Cash	$	252,531
Accounts receivable		123,476
Other current assets		4,337
Total current assets	$	380,344

Liabilities and Shareholder's Equity

Current Liabilities:

Accounts payable	$	7,413
Accounts payable - related party		50,244
Commissions payable		20,615
Total liabilities		78,272

Shareholder's Equity:

Common stock	50,000
Additional paid-in capital	20,000
Treasury stock	(50,000)
Retained earnings	282,072
Total shareholder's equity	302,072

Total liabilities and shareholder's equity	$	380,344

See accompanying notes to financial statements and report of independent registered public accounting firm.

Cannon Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2025

Revenues	$	847,755
Operating Expenses:		
Commissions		164,000
Shareholder's compensation		12,000
Salaries		12,000
Professional services		75,101
Occupancy		29,875
General and administrative		115,383
Total expenses		408,359
Net Income	$	439,396

See accompanying notes to financial statements and report of independent registered public accounting firm.

Cannon Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Retained Earnings	Total Shareholder's Equity
Balances at December 31, 2024	$ 50,000	$ 20,000	$ (50,000)	$ 642,676	$ 662,676
Net income	-	-	-	439,396	439,396
Distributions to shareholders	-	-	-	(800,000)	(800,000)
Balances at December 31, 2025	$ 50,000	$ 20,000	$ (50,000)	$ 282,072	$ 302,072

See accompanying notes to financial statements and report of independent registered public accounting firm.

Cannon Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows From Operating Activities:		
Net income	$	439,396
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Accounts receivable		10,985
Other current assets		22,083
Accounts payable		7,413
Accounts payable - related party		50,244
Commissions payable		20,532
Net Cash Provided By Operating Activites		550,653
Cash Flows From Financing Activities:		
Distributions to shareholders		(800,000)
Net Decrease In Cash		(249,347)
Cash, Beginning of Year		501,878
Cash, End of Year	$	252,531

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

1. **NATURE OF BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES**

    A. **Nature of Business and Basis of Presentation**

    Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

    On July 1, 2025 a shareholder purchased all of the outstanding common stock of the other shareholders, resulting in 100% ownership and a change in control. The Company elected to not apply pushdown accounting and therefore no adjustments were made to the Company's financial statements in connection with the acquisition.

    B. **Estimates**

    Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

    C. **Concentration of Credit Risk**

    The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation. At December 31, 2025, the Company's uninsured balances totaled $2,531 The Company places its cash with high-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

    D. **Accounts Receivable**

    Accounts receivable are generally due under normal trade terms, requiring payment within 30 days from the invoice date. Accounts receivable are stated at their estimated realizable value.

    The Company recognizes an allowance for credit losses in an amount equal to current expected credit losses. The estimation of the allowance is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and reasonable and supportable expectations of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company evaluates receivables individually when specific customer balances no longer share those risk characteristics and are considered at risk or uncollectible. Credit loss expense is recognized in general, and administrative expense. At December 31, 2025, the Company did not have any credit losses.

1.   NATURE OF BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

E.   Revenue Recognition

The Company's revenue consists of commissions earned on customer balances and investments made. Related commissions expense to registered representatives is recognized in the same period in which commissions revenue is recognized.

The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, together with subsequent amendments and updates (collectively "ASC 606"). The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company receives commission revenues under contracts with investment and insurance companies. Commissions are primarily based on customer assets under management as well as certain customer deposits into variable annuity products and are received based on contractual terms. The performance obligation for commissions received based on customer assets under management is generally satisfied at the end of the contractual measurement period when the commissions are calculated, typically monthly or quarterly. The performance obligation for commissions received on customer deposits into variable annuity products is generally satisfied when the deposit is received by the insurance company from the customer. Commissions represent variable consideration as they are based on values which fluctuate due to deposits, withdrawals, and market performance.

Accounts receivable related to commissions revenues totaled $123,476 at December 31, 2025.

F.   Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholder. Therefore, no income tax provision has been recorded in the accompanying financial statements.

The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification 740, *Income Taxes*.

G.   Subsequent Events

Subsequent events have been evaluated through February 27, 2026, which is the date the financial statements were available to be issued.

1.   NATURE OF BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

    H.   Reportable Segment Disclosures

    The Company operates as a single reportable segment and is an introducing broker that receives commission revenues under contracts with investment and insurance companies. The chief operating decision maker includes the chief executive officer/chief compliance officer and the shareholder, who assess performance for the segment and decide how to allocate resources based on net income that is also reported on the statement of operations as net income. The chief operating decision maker uses net income to evaluate income generated from segment assets. The measure of segment assets is reported on the statement of financial condition as total assets.

2.   RELATED PARTY TRANSACTIONS

The Company is affiliated with Cannon Financial Strategists, Inc. ("CFS") through common ownership. The Company has an expense sharing agreement with CFS. Expenses related to this agreement totaled $162,693 for the year ended December 31, 2025 and are included in shareholder's compensation, salaries, occupancy and general and administrative expenses in the accompanying statement of operations. At December 31, 2025, there was $13,707 payable to CFS under the expense sharing agreement and $36,537 payable to CFS for expenses incurred on behalf of the Company.

3.   CONCENTRATIONS

For the year ended December 31, 2025, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2025 were due from these two financial institutions.

For the year ended December 31, 2025, revenues earned from five customers' accounts totaled $707,645 or 83% of the Company's total revenues. Accounts receivable related to these customers totaled $100,458 or 81% of total accounts receivable at December 31, 2025.

4.   COMMON STOCK

At December 31, 2025, the Company has 100,000 shares of $1 par value common stock authorized, with 50,000 shares issued and outstanding.

5.   NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2025, the Company had net capital of $174,259 which exceeded the minimum net capital requirement of $5,218 by $169,041. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

6.   CONTINGENCIES, COMMITMENTS, AND GUARANTEES

The Company has no contingencies, contractual commitments, or guarantees for the year ended December 31, 2025.

SUPPLEMENTAL INFORMATION

CANNON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2025

Computation of Net Capital:		
Total shareholder's equity	$	302,072
Deduct non-allowable assets:		
Accounts receivable		123,476
Other current assets		4,337
		127,813
Net capital	$	174,259
Computation of Aggregate Indebtedness:		
Accounts payable	$	7,413
Accounts payable - related party		50,244
Commissions payable		20,615
Total aggregate indebtedness		78,272
Computation of Minimum Net Capital Requirement:		
Net capital		174,259
Minimum net capital to be maintained		
(greater of $5,000 or 6⅔% of total aggregate indebtedness)		5,218
Net capital in excess of requirement	$	169,041

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(2), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (Exemption)
AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 (Exemption)
AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.



MOORE COLSON
Envision More

600 Galleria Pkwy SE
Suite 600
Atlanta, GA 30339

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Cannon Securities, Inc.
Athens, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Cannon Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Cannon Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision") and (2) Cannon Securities, Inc. stated that Cannon Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Cannon Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cannon Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 27, 2026

moorecolson.com
information@moorecolson.com
770.989.0028

Independent Member of PrimeGlobal
The Association of Advisory and Accounting Firms

Cannon Securities, Inc.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 27, 2026

Moore Colson
600 Galleria Parkway
Suite 600
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Cannon Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph (k)(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2025.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _Kelly L Dixon_

Name: Kelly Dixon

Title: Chief Executive Officer